EXHIBIT 11.1:
OIL-DRI CORPORATION OF AMERICA
Computation of Net Income Per Share
(in thousands except for per share amounts)

	Year Ended July 31,
	2021	2020
Net income available to stockholders	$11,113	$18,900
Less: Distributed and undistributed earnings allocated to nonvested restricted stock	(493)	(951)
Earnings available to common shareholders	$10,620	$17,949

Shares Calculation

Average shares outstanding - Basic Common	5,142	5,149
Average shares outstanding - Basic Class B Common	1,926	2,020
Potential Common Stock - Basic Common - relating to non-vested restricted stock	111	97
Potential Common Stock - Basic Class B Common - relating to non-vested restricted stock	41	29
Average shares outstanding - Assuming dilution	7,220	7,295

Net Income Per Share: Basic Common	$1.61	$2.70
Net Income Per Share: Basic Class B Common	$1.20	$2.02
Net Income Per Share: Diluted Common	$1.57	$2.65
Net Income Per Share: Diluted Class B Common	$1.18	$1.99